UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-233852 and 333-252895) of China Natural Resources, Inc. (the “Company”).

Acquisition of Precise Space-Time Technology

On July 27, 2021, the Company entered into a Sale and Purchase Agreement (“Sale and Purchase Agreement”) with Li Feilie pursuant to which the Company issued three million restricted shares of the Company’s common stock, no par value, and transferred 120 million shares of Feishang Anthracite Resources Limited, a company that is traded on the Hong Kong Stock Exchange under ticker 1738, as well as approximately 10.3 million Chinese Yuan ($1.6 million), to Feishang Group Limited, in exchange for all outstanding shares of Precise Space-Time Technology Limited (“Precise Space-Time Technology”) and the transfer to the Company of approximately 130.0 million Chinese Yuan ($20.1 million) of Precise-Space Time Technology’s outstanding debt previously owed to Mr. Li, which debt will be eliminated upon consolidation. Precise Space-Time Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway Environmental Development Co., Ltd. (“Shanghai Onway”).  Shanghai Onway is principally engaged in the provision of equipment for rural wastewater treatment and provision of engineering, procurement and construction services in relation to wastewater treatment in China. The total value of the consideration that the Company provided to Mr. Li was approximately 104.1 million Chinese Yuan ($16.1 million), which amount was a 20% discount to the valuation (including the assigned debt) of Precise Space-Time Technology provided by an independent valuation firm. Feishang Group Limited, the largest stockholder in the Company, is wholly owned by Mr. Li Feilie.

The description of the Sale and Purchase Agreement herein is qualified in its entirety by reference to the Sale and Purchase Agreement and the letter between Mr. Li and the Company designating Feishang Group Limited as his nominee under the same, which are filed as Exhibits 4.1 and 4.2, respectively, to this Form 6-K.

Press Release

On July 27, 2021, the Company issued a press release discussing the foregoing matters, which is filed as Exhibit 15.1 to this Form 6-K.

Forward-Looking Statements:

This Current Report on Form 6-K includes forward-looking statements within the meaning of the U.S. federal securities laws.  These statements include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to: the potential presented by the healthcare and wastewater treatment sectors in the People’s Republic of China (the “PRC”) and other industry sectors in the PRC generally; the impact on the Company’s financial position, growth potential and business of an investment in the wastewater treatment sector of the PRC generally and in Precise Space-Time Technology and Shanghai Onway specifically; the experience, supply chain and customer relationships and market insights of the Precise Space-Time Technology team; the growth potential of the wastewater treatment and environmental protection industries in the PRC; the impact on the Company’s financial position of an investment in the healthcare sector of the PRC; and the Company’s ability to locate and execute on strategic opportunities. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are: possible downturns in the healthcare or wastewater treatment sectors in the PRC or other sectors that the Company may invest in; the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to governmental, economic and political circumstances in the PRC; uncertainties related to metal price volatility; uncertainties related to the Company’s ability to fund operations; uncertainties related to possible future increases in operating expenses, including costs of labor and materials; uncertainties related to the impact of the COVID-19 pandemic; uncertainties related to the political situation between the PRC and the United States, and potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States; and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

EXHIBIT INDEX

Exhibit Number	Description
4.1	Sale and Purchase Agreement dated July 27, 2021, by and between China Natural Resources, Inc. and Li Feilie.

4.2	Letter from Li Feilie to China Natural Resources, Inc., designating Feishang Group Limited as his nominee under the Sale and Purchase Agreement.

15.1	Press release dated July 27, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: July 27, 2021	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer